July 6, 2010	Jason L Korpp

U.S. Securities and Exchange Commission	+1 617 526 6421 (t)
Division of Corporation Finance	+1 617 526 5000 (f)
100 F Street, N.E.	jason kropp@wilmerhale.com
Mail Stop 4631
Washington, DC 20549-6010
Attn: Pamela A. Long, Assistant Director

Re:	Ameresco, Inc. Amendment No. 4 to Form S-1 Filed June 21, 2010 File No. 333-165821
Ladies and Gentlemen:
On behalf of Ameresco, Inc. (the “Company”), submitted herewith for filing is Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (File No. 333-165821) (the “Registration Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2010. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter dated July 1, 2010 from Pamela A. Long of the SEC to George P. Sakellaris, President and Chief Executive Officer of the Company (the “Comment Letter”).
For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 5. Page numbers referred to in the responses reference the applicable pages of Amendment No. 5.
Prospectus Summary, page 1
The Offering, page 6
1.	Please update the information under this heading to reflect the additional disclosure that you provided on page 33 regarding a potential acquisition.

Response:	The Company has revised page 6 of Amendment No. 5 in response to this comment.

U.S. Securities and Exchange Commission
July 6, 2010

Principal and Selling Stockholders, page 110
2.	We note your response to comment nine in our letter dated June 9, 2010. Please describe the nature of the relationship between you and each of the selling shareholders, and indicate when each selling shareholder acquired his/her shares.

Response:	The Company has revised footnotes 1, 4, 7, 8 and 9 on page 114 of Amendment No. 5 to describe the nature of the relationship between the Company and each of Messrs. Sakellaris, Anderson, Maltezos, Derrington and Corrsin. In addition, the Company has revised footnote 2 on page 114 to include a cross-reference to the “Related Person Transactions—Other Transactions” section of the prospectus. The Company has added disclosure in that section, on page 109 to more clearly describe the nature of the relationship between the Company and Samuel T. Byrne, and to include information regarding when and how Mr. Byrne acquired the shares he is selling in the offering.

As discussed by telephone with the Staff, the Company respectfully refers the Staff to footnotes 13, 14, 15 and 16 on page 115 of Amendment No. 5, which set forth information regarding the nature of the relationship between the Company and each of the other selling stockholders. In addition, please refer to Appendix A to this letter for the applicable information regarding when, as the case may be, each selling stockholder (a) acquired the shares that he or she is selling in the offering or (b) was granted the option to be exercised for shares to be sold in the offering.
Management, page 89
Compensation Discussion and Analysis, page 96
Base Salaries, page 97
3.	We note that in 2009, you increased the base salaries of your named executive officers by a range of 4.8% to 17.9%. In light of the various factors you list on page 97, please identify for each named executive officer the specific reasons you determined to raise each individual’s base salary during 2009.

Response:	The Company has revised page 99 of Amendment No. 5 in response to this comment.

U.S. Securities and Exchange Commission
July 6, 2010

Annual Incentive Bonus, page 98
4.	We note that you determine the amount of your total bonus pool payable based, in part, on your performance against “qualitative operations measures.” Please describe these qualitative operational measures. In addition, please provide a clear description of how your actual performance as measured against both your quantitative and qualitative goals translated into your determination that the total bonus pool should equal 7.3% of your 2009 adjusted EBITDA from ongoing operations.

Response:	The Company has revised pages 99 and 100 of Amendment No. 5 in response to this comment.
Part II — Information Not Required in Prospectus, page II-1
Item 16. Exhibits, page II-3
5.	Please file each employment agreement that you entered into with your named executive officers as discussed on pages 100 and 104. Please be advised that the form of employment agreement filed as exhibit 10.13 is insufficient in this regard. See Item 601(b)(10)(iii)(A) and Instruction 1 to Item 601(b)(10) of Regulation S-K.

Response:	The Company has filed as exhibits 10.19 through 10.23 to Amendment No. 5 the employment agreements that it has entered into with its named executive officers.
6.	Please file the non-competition and non-solicitation agreements that you entered into with certain of the selling stockholders as discussed on page 108. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:	The Company has entered into three forms of non-competition and non-solicitation agreement with 38 selling stockholders. The form of agreement filed as exhibit 10.24 to Amendment No. 5 is the form of agreement entered into with all U.S. employees in connection with their employment. The form of agreement filed as exhibit 10.25 is the form of supplemental agreement entered into with certain U.S. selling stockholders. The form of agreement filed as exhibit 10.26 is the form of agreement entered into with certain Canadian selling stockholders.

Because of the significant number of such agreements that the Company has entered into with the numerous selling stockholders, and because the selling stockholders in each category signed the same agreements, the Company has filed just the forms of non-competition

U.S. Securities and Exchange Commission
July 6, 2010

and non-solicitation agreements it has entered into with selling stockholders, and it has noted in the exhibit index which form of agreement was entered into with which selling stockholders.
* * * * *

U.S. Securities and Exchange Commission
July 6, 2010

If you require additional information, please telephone either the undersigned at (617) 526-6421, or Mark G. Borden of this firm at (617)
526-6675.
Very truly yours,
/s/ Jason L. Kropp
Jason L. Kropp

Appendix A
The following selling stockholders are offering shares acquired prior to the offering:

Name	Share Acquisition Date
Anderson, Dave	1/12/2001
Bakas, Mike	1/10/2001
Bruce, Mark	1/10/2001
Byrne, Sam	12/22/2000
Christakis, Peter	1/16/2001
Clune, John	5/6/2010 (pursuant to the exercise of an option granted on 2/15/2001)
Colangelo, Enzo	10/15/2002
Coleman-Hall, Jeanette	1/5/2001
Corrsin, Dave	1/24/2001
DeBarros, Janice	4/29/2010 (pursuant to the exercise of an option granted on 2/15/2001)
DelloIacono, Paul	10/15/2002
Dettlaff, Tim	1/24/2007
Feichtner, Mark	10/31/2007
Golfetto, Ed	10/15/2002
Harkness, Alex Jr.	5,000 shares on 7/25/2005; 6,250 shares on 6/25/2004
Heuiser, Ben	7/16/2003
Huq, Mohsin	10/15/2002
Kurpiewski, W. Peter	6/25/2004
Maksymiuk, David	10/15/2002
Metcalf, Jeffrey	7/25/2005
Piercey, Craig	10/15/2002
Puopolo, Patriscia	7/16/2003
Seymour, Dave	7/20/2004
Skosky, William	1/30/2003
Stander, Jeff	4/25/2002
Tripathi, B. N.	9/8/2003
Wall, Doug	10/15/2002

The following selling stockholders are offering shares that will be acquired upon the exercise of stock options in connection with the offering:

Name	Stock Option Grant Date
DevlinRuggiero, Kathleen	1/16/2001
Hegde, Vivekanand	1/8/2001
Kamalay, Lillian	04/30/2010 (exercised options originally granted on 02/15/2001)
Kohrs, Richard	1/10/2001
Lebron, Dean	1/12/2001
Morgan, Stephen	9/18/2007
Sakellaris, George	9/11/2000
Sternadore, Christopher	1/12/2001
Sullivan, Kevin	4/27/2007
Tsaros, Thomas	4/27/2007
von Saltza, Carl	4/27/2007
Winkler, Alan	1/15/2001